New Gold Inc. - New Afton Copper-Gold Project
Section 32 East - Viewed From West
Underground Infill Drilling Results Compared to Resource Model

January 12, 2006



AF01-41
AF01-42
AF01-45
Ref Line
200 m
Decline
AF01-46
UA-46
400 m
UA-45
AF01-44
UA-44
600 m
AF81
UA-47

2004 Resource Block Model

- Outline of Mineralization (limit of Detectable Cu & Au)
- **Cu Eq 1.00 - 1.50 %
- **Cu Eq > 1.50 %

* Using: Cu $0.85/lb; Au $375/oz; Ag $5.25/oz; Pd $200/oz
** Kriged Cu Equivalent *(%)

Diamond Drilling

- UA-44 — Current Underground Infill Program
- A, B — Interval Defined in Table 2
- Current Intersections >1.5% Cu Eq.
- Current Intersections 1.0-1.5% Cu Eq.
- AF01 — Previous Surface Exploration Program
- Underground Exploration Decline/Cross-Cut